Exhibit 99.1

SDLP – Amendments to Certain Credit Facilities

London, United Kingdom, April 4, 2017—Seadrill Partners (“SDLP or the Company”) announces today that Seadrill Limited, on behalf of SDLP, and its banking group have agreed to extend a series of key dates as part of Seadrill Limited’s ongoing restructuring efforts. Seadrill Limited has reached agreement to extend the milestone to implement a restructuring plan from 30 April to 31 July 2017 and also to extend the related covenant amendments and waivers expiring on 30 June 2017 to 30 September 2017.

These covenants relate to the following secured credit facilities where both parties are guarantors:

1.	US$1.45 billion facility relating to both the West Vela drillship (owned by Seadrill Partners) and the West Tellus drillship (owned by Seadrill Limited), of which US$342 million was outstanding at the end of 2016 with respect to the West Vela.
2.	US$420 million facility relating to the West Polaris drillship (owned by Seadrill Partners) of which US$279 million was outstanding at the end of 2016.
3.	US$440 million facility relating to both the T-15 & T-16 tender rigs (owned by Seadrill Partners) and the West Telesto jack-up (owned by Seadrill Limited) of which US$119 million was outstanding at the end of 2016 with respect to the T-15 & T-16.

These three facilities relate to rigs purchased by the Company from Seadrill Limited which contain identical covenants to those in other Seadrill Limited facilities.

As previously disclosed in our fourth quarter earnings report, Seadrill Partners is working to insulate its debt from events of default that may occur on account of Seadrill Limited’s restructuring efforts and to address near-term refinancing requirements. Specifically, Seadrill Partners has proposed the following to the lenders under those three facilities:

1.	Removal of Seadrill Limited as a guarantor under each of the three facilities and separation of the facilities such that each facility is secured only by Seadrill Partners’ assets without recourse to Seadrill Limited or its assets; and,

2.	Extending the maturity of each of the three facilities by 2.5 years.

We are targeting execution of these amendments on a consensual basis prior to or concurrent with the main Seadrill Limited restructuring agreement. In the event a consensual agreement cannot be reached, we are preparing various contingency plans that may be needed to preserve value and continue operations including seeking waivers of cross default with Seadrill Limited and potential schemes of arrangement and chapter 11 proceedings.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding projected changes in the Company’s cash distributions, liquidity, amount of the Company’s estimated maintenance and replacement capital expenditures, the Company’s anticipated growth strategies and its ability to re-contract its drilling rigs are considered forward looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward looking statements include, but are not limited to the performance of the drilling rigs in the Company’s fleet; delay in payment or disputes with customers; fluctuations in the international price of oil; changes in governmental regulations that affect the Company or the operations of the Company’s fleet; increased competition in the offshore drilling industry; hire rates and factors affecting supply and demand for drilling rigs; the financial condition of the Company’s existing or future customers; and general economic, political and business conditions globally. Consequently, no forward looking statement can be guaranteed. When considering these forward looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F (File No. 001-35704).

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.